Exhibit 1.1

KongZhong Corporation Signs Agreement with WGN regarding World of Tanks: Blitz and Iron Storm

BEIJING, China - August 12, 2016 KongZhong Corporation (NASDAQ: KZ) (the “Company”), a leading online games publisher and developer in the PRC, announced that the Company and its affiliate, Beijing AirInbox Information Technologies Company Limited (“Kong Beijing” and, together with the Company, the “Kong Parties”) have executed a letter agreement (the “Letter Agreement”) Wargaming.net Limited (“WGN”) on August 6, 2016.

In August 2010, Kong Beijing entered into a “World of Tanks” licensing agreement with Wargaming.Net LLP (“WGN LLP”), which granted Kong Beijing the exclusive right to copy, distribute, operate and sell the World of Tanks game in China. In May 2012, the Company entered into a strategic partnership agreement with WGN LLP, which granted the Company a right of first refusal to exclusive license to distribute and operate future WGN LLP games in China. In December 2015, WGN LLP assigned its rights and obligations under the WOT License Agreement to WGN.

The Letter Agreement provided that the Kong Parties shall waive the right of first refusal under the strategic partnership agreement and certain non-competition rights under the WOT License Agreement regarding WGN’s mobile/windows 10 game titled “World of Tanks: Blitz” (“Blitz”), which has been distributed outside of China in 2014. The Kong Parties agree and acknowledge that WGN has exclusive rights to develop, advertise, distribute or sell Blitz in China with other parties. On the other hand, WGN acknowledges and agrees that the Kong Parties are free to develop, produce, release a third party shooting game titled “Iron Storm” or “装甲风暴” in China.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq since 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across four cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com .

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com